UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

IWeb, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

46603Y207

(CUSIP Number)

Wai Hok Fung
c/o IWeb, Inc.
121/34, RS Tower, 8th Floor
Ratchadaphisek Road, Din Daeng Sub-district, din Daeng District,
Bangkok, Thailand
+825-23680129

(Name, Address and Telephone Number of Persons Authorized to

 Receive Notices and Communications)

June 6, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46603Y207

1	Names of Reporting Persons. Wai Hok Fung
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong SAR, China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,843,500
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,843,500
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,843,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 12.8%(1)
14	Type of Reporting Person IN

 1. Based on 37,697,751 shares of common stock, par value $0.0001, outstanding as of May 10, 2018, as set forth by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2018. The Issuer effected a 1-for-2 reverse stock split, effective on March 13, 2018.

Item 1.  Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed on February 1, 2017 (the “Initial Statement”), as amended and supplemented by Amendment No. 1 filed on May 25, 2017 (“Amendment No. 1”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of IWeb, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is: 121/34, RS Tower, 8th Floor, Ratchadaphisek Road, Din Daeng Sub-district, din Daeng District, Bangkok, Thailand.

Item 4.  Purpose of Transaction

Item 4 of the Initial Statement, as amended, is hereby amended and supplemented as follows:

The information contained in Item 6 of this Amendment No. 2 is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Initial Statement, as amended, is hereby amended and restated in its entirety as follows:

The percentage of the class of securities set forth below is based on 37,697,751 shares of common stock, par value $0.0001, outstanding as of May 10, 2018, as set forth by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2018. The Issuer effected a 1-for-2 reverse stock split, effective on March 13, 2018.

(a)	The aggregate number of the class of securities beneficially owned by the Reporting Person is 4,843,500 and the percentage of the class of securities beneficially owned by the Reporting Person is 12.8%.

(b)	The number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 4,843,500 shares

(ii) Shared power to vote or to direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 4,843,500 shares

(iv) Shared power to dispose or to direct the disposition of: 0 shares

(c)	Other than as described herein, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days or since the filing of Amendment No. 1 to the Initial Statement.

(d)	Not applicable.

(e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statement, as amended, is hereby amended and supplemented as follows:

On June 6, 2018, the Reporting Person entered into a series of Share Transfer Agreements (collectively, the “Agreements”) with each of Oi Ting Chan, Hau Ming Vicky Chan, Wing Chung Luk, Sai Hei Yung, Kwok Tung Tse, Pui Kuen Ng, Ka Yan Lau, Oi Fung Siu and Wai Lun Ho (collectively, the “Purchasers”) pursuant to which the Reporting Person sold to the Purchasers in private transactions an aggregate of 406,500 shares of the Issuer’s common stock, par value $0.0001 per share (the “Sale Shares”), for a per share purchase price of $1.00 and aggregate proceeds of $406,500. The Agreements contain customary representations, warranties and covenants.

The foregoing description of the Agreements does not purport to be complete and is qualified by reference to the full text of the form of Agreement filed herewith as Exhibit 99.2.

Item 7.  Material to be Filed as Exhibits

Exhibit	Description
99.1*	Repurchase Agreement between IWeb, Inc. and Wai Hok Fung, dated May 14, 2017.
99.2	Form of Share Transfer Agreement, dated June 6, 2018.

*Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2018

/s/ Wai Hok Fung
Wai Hok Fung